Prudential Investment Portfolios 3
655 Broad Street
Newark, New Jersey 07102

April 25, 2017

VIA EDGAR SUBMISSION

Ms. Kathryn Hinke

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 3:

Post-Effective Amendment No. 62 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 63 to the Form N-1A Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-95849

Investment Company Act No. 811-09805

Dear Ms. Hinke:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on February 16, 2017 on behalf of Prudential Investment Portfolios 3 (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to each of the Prudential QMA Strategic Value Fund and the Prudential Unconstrained Bond Fund (each a Fund, and collectively, the Funds), which are each series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on April 4, 2017, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Kathryn Hinke prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrants’ responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to Ms. Kathryn Hinke, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: Please confirm whether or not the new Class Q shares of the Funds are considered by the Registrant to constitute “clean” shares as set out in the No-Action letter issued by the Office of the Chief Counsel of the Division of Investment Management to The Capital Group (January 11, 2017).

Response: The Registrant is still reviewing the No-Action Letter and has not made a decision on whether or not to offer a “clean” share class. If the Registrant determines to reply upon the letter then it would satisfy all of the applicable conditions.

COMMENTS ON PRUDENTIAL QMA STRATEGIC VALUE FUND PROSPECTUS:

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fees and Expenses,” please confirm the following with respect to the expense cap footnote which appears immediately underneath the “Annual Fund Operating Expenses” table: (1) confirm whether or not amounts waived or reimbursed by the manager may be recouped within three years of the waiver or reimbursement; (2) confirm that the Fund must be able to make the repayment/ recoupment to the manager without exceeding the expense ratio in place at the time of the waiver/reimbursement; and (3) confirm that the Fund must be able to make the repayment/recoupment to the manager without exceeding the current expense ratio.

Please clarify the above information in the expense cap footnote as well.

Response: As is more specifically set out in the expense cap footnote, amounts that are waived/ reimbursed by the manager may only be recouped during the same fiscal year within which the waiver/reimbursement has been made and only if the recoupment would not cause the Fund’s expenses to exceed the expense cap in effect at the time of the recoupment for that fiscal year.

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the discussion of “Principal Investment Strategies” please include a definition of “large-cap company stocks.”

Response: The disclosure has been revised to include a definition of “large-cap company stocks.”

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the discussion of “Principal Investment Strategies,” please include a plain English explanation of the “quantitative techniques” which are discussed therein.

Response: The disclosure has been revised to include an explanation of the term “quantitative techniques.”

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the discussion of “Principal Risks,” risk disclosure with respect to real estate investment trusts (REITs) and exchange-traded funds (ETFs) is included; however, there is no corresponding discussion or mention of the use of these types of securities in the “Principal Investment Strategies” discussion. Please either remove the risk disclosures pertaining to REITs and ETFs from the “Principal Risks” or revise the “Principal Investment Strategies” to include discussion pertaining to the Fund’s use of each of these types of securities.

Response: The disclosures have been revised to remove REITs and ETFs as Principal Risks.

10. Comment: In the Prospectus, in the section entitled “ Fund Summary—Investments, Risks and Performance,” in the discussion of “Principal Risks,” since ETFs are identified as a principal risk, please explain why the Annual Fund Operating Expenses table does not include a separate line item denoting acquired fund fees and expenses.

Response: As noted above in the response to comment no. 9, ETFs have been removed from the discussion of Principal Risks, as they are not a principal investment strategy for the Fund. The Annual Fund Operating Expenses table does not include a separate line item denoting acquired fund fees and expenses because such expenses, if any, would be less than 0.01% of the Fund’s average net assets.

11. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” the discussion of “Principal Risks” concludes with the following sentence:

“More information about the risks of investing in the Fund appears in the section of the Prospectus entitled “More Information About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks.”

Please delete this sentence from the Prospectus, since it is not required to appear in the summary section of a fund prospectus.

Response: The disclosure has been removed from the Prospectus.

12. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” the discussion of “Performance” includes returns data for Lipper averages. Please include an explanation with respect to why these are included. See Form N-1A, Item 4(b)(2).

Response: The Registrant respectfully submits that this explanation is already included in the narrative text prior to the bar chart in compliance with the Form. That text states that the average annual total returns table “also compares the Fund’s performance with the average annual total returns of an index or other benchmark and a group of similar mutual funds.” Instruction 2(b) to Item 4(b)(2) permits funds to include other indexes and to “disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).”

13. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” please confirm that the discussion of “Principal Investment Strategies” includes all principal investment strategies utilized by the Fund.

Response: We confirm that the discussion of “Principal Investment Strategies” includes disclosure pertaining to all of the principal investment strategies utilized by the Fund.

14. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” in the discussion of “Investments and Investment Strategies,” please more completely identify which strategies are principal strategies and which strategies are non-principal strategies. See Division of Investment Management Guidance Update No. 2014-08 (“Guidance Regarding Mutual Fund Enhanced Disclosure”).

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

15. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” consider moving the following disclosure to a more appropriate location within the overall disclosure:

“The Fund’s investment objective is not a fundamental policy. The Board can change investment policies that are not fundamental without shareholder approval.

Response: The Registrant respectfully submits that no changes are necessary.

16. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” there is disclosure pertaining to the Fund’s use of short sales. Please confirm whether or not the use of short sales by the Fund is material to the Fund’s expenses, and if so, please include a separate row in the Annual Fund Operating Expenses table disclosing the costs associated with short sales by the Fund.

Response: Short sales are not a principal investment strategy of the Fund, but may be utilized by the Fund as a non-principal strategy. The use of short sales by the Fund is not material to the Fund’s expenses, and as a result, any such expenses need not be disclosed in a separate row of the Annual Fund Operating Expenses table.

17. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” in the discussion of “Investments in Affiliated Funds,” please modify the following sentence by adding the new word bracketed in the sentence:

“Thus, shareholders of the Fund are not paying management fees for [both] the Fund and the affiliated funds.”

Response: The requested revision has been included in the Prospectus.

18. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” in the discussion of “Risks of Investing in the Fund,” please clarify which of the risks discussed are principal risks and which of the risks discussed are non-principal risks.

Response: See response above on comment no. 14.

19. Comment: In the Prospectus, in the section entitled “How the Fund is Managed,” in the discussion of “Manager,” please include the applicable subadvisory fee rate, in addition to the management fee rate.

Response: The Registrant respectfully submits that Form N-1A does not require this disclosure to appear in the Prospectus. Item 10(a)(1)(ii) of Form N-1A and Instruction 3 to that Item require disclosure of the aggregate fee paid to all advisers, rather than the fees paid to each adviser. As a result, the Fund discloses in the Prospectus the management fee paid by the Fund to the manager. Since the manager pays the subadviser from its management fee, the Fund is disclosing the aggregate fee.

20. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” with respect to the “Share Class Comparison” table, please consider, for clarity, itemizing and linking to the table the trailing footnotes which appear underneath the table, and to use distinguishing marks for each footnote (i.e., numerical number of footnotes, etc.)

Response: The Registrant respectfully submits that no changes to the Share Class Comparison table are necessary. A number of the notes apply to more than one entry in the table and linking the notes to specific entries in the table would make it difficult to read. In addition, different funds use different versions of this table, depending on their class structure, and adding specific footnotes would make the updating process more cumbersome and inefficient.

21. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” in the discussion of “Reducing or Waiving Class A’s and Class C’s Sales Charges,” the listing of “Other Types of Investors” who are eligible to purchase Class A shares without paying an initial sales charge include “[c]lients of financial intermediaries, who (i) have entered into an agreement with the principal underwriter to offer Class A shares……” Please identify the specific intermediaries to whom this would be applicable.

Response: The Fund makes the waivers in this section available to all investors purchasing through qualifying intermediaries. The Fund has numerous intermediaries, so the list would need to be updated frequently, causing the preparation and filing of a supplement to the Prospectus, and it is expected to add at least an additional page to the Prospectus to list out these companies. Such revisions could increase fees to shareholders. The Registrant does not believe that Form N-1A requires the actual identity of each intermediary in this context.

22. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” in the discussion of “Reducing or Waiving Class A’s and Class C’s Sales Charges,” the listing of “Mutual Fund Programs” which are eligible for a waiver of the initial Class A sales charge includes “…. Investors in certain programs sponsored by financial intermediaries who have agreements with Prudential.” Please identify the specific intermediaries to whom this would be applicable.

Response: As noted above in the response to comment no. 21, the list of intermediaries would need to be frequently updated and could add at least a page to the disclosure. The waiver applies to all investors that invest in the Fund through a fee-based program or trust program sponsored by Prudential or an affiliate that includes the Fund as an option. The Fund submits that the disclosure is sufficiently detailed and that additional disclosures are not necessary.

23. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” the discussion of “Qualifying for Class Q Shares” includes the following disclosure with respect to institutional investors: “The minimum initial investment for such investors is generally $5 million; however, such minimum initial investment may be waived….”

Please include a clarifying footnote underneath the “Share Class Comparison” table which appears earlier in this section, denoting the minimum initial investment that is applicable to institutional investors with respect to Class Q shares.

Response: The footnote has been included underneath the “Share Class Comparison” table.

24. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” the discussion of “Qualifying for Class Q shares” includes the following disclosure with respect to “Other Types of Investors” that may be eligible to purchase Class Q shares: “Class Q shares may be offered only by financial intermediaries who have an agreement with the Distributor or its affiliates to offer such shares.” Please provide more specific information with respect to these intermediaries, including identifying the intermediaries by name.

Response: See response to comment no. 21, above.

25. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” the discussion of “Qualifying for Class Z Shares” includes the following disclosure with respect to “Institutional Investors:” The minimum initial investment for such investors generally is $5 million…..” Similarly, the discussion includes disclosure with respect to “Mutual Fund Programs” which provides that Class Z shares “...are available to financial intermediaries that have agreements with Prudential….” Please specify the identities of the relevant intermediaries.

Response: See response to comment no. 21, above.

COMMENTS ON PRUDENTIAL UNCONSTRAINED BOND FUND PROSPECTUS:

26. Comment: Comments furnished with respect to the review of the Prudential QMA

Strategic Value Fund prospectus which are relevant to identical or similar disclosures included in the Prudential Unconstrained Bond Fund prospectus should be considered applicable to the Prudential Unconstrained Bond Fund prospectus.

Response: All of the comments with respect to the Prudential QMA Strategic Value Fund review that are relevant to identical or similar disclosures in the Prudential Unconstrained Bond Fund will be considered as applicable to the Prudential Unconstrained Bond Fund prospectus.

27. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance” in the discussion of “Principal Investment Strategies,” please revise the statement of the Fund’s 80% policy so that the reference to investable assets denotes that investable assets constitutes “net assets plus borrowings for investment purposes.”

Response: The disclosure has been revised in response to this comment.

28. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the Average Annual Total Returns table please remove columns which will not display or include data due to the Fund’s relatively recent inception date. Also, in this same table, in the “Since Inception” column, please include the inception date consistently in each cell within that column.

Response: The Registrant respectfully submits that no changes to the disclosure are necessary. The Form does not prohibit the inclusion of additional columns in the table.

29. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” the Index table is required to show the returns of an appropriate broad-based securities index. See Item 27(b)(7) of Form N-1A.

Response: In response to this comment, the Bloomberg Barclays US Aggregate Bond Index has been added as an additional benchmark index for the Fund.

30. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” please correct the footnote which appears underneath the Lipper Average table, since the footnote is referring to a Lipper Average which is different than the Lipper Average that appears in the table.

Response: The correction has been included in the Prospectus.

31. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please indicate which strategies and risks are principal, and which strategies and risks are non-principal.

Also, in this same section, the discussion of “Investments and Investment Strategies” includes disclosure pertaining to stripped mortgage-backed securities (MBS). If MBS are part of the Fund’s principal investment strategies, please include appropriate MBS discussion in the Fund’s summary as well.

Response: See response to comment no. 14, above. Stripped MBS are not part of the Fund’s principal investment strategies.

32. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” the discussion of “Investment Strategies” includes disclosure pertaining to short sales. If the expenses relating to short sales are material to the Fund, please include a separate line item for short sales expenses in the Fund’s Annual Fund Operating Expenses table.

Response: Short sales expenses are not material to the Fund, and therefore the Annual Fund Operating Expenses table does not include a separate line item for short sales expenses.

COMMENTS ON PRUDENTIAL QMA STRATEGIC VALUE FUND SAI:

33. Comment: On the front cover of the SAI, please denote the date of the Prospectus to which the SAI relates, and into which it is incorporated by reference.

Response: The front cover of the SAI has been revised in response to this comment.

34. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” many of the fundamental investment restrictions include the following exception, which modifies the applicable fundamental investment restriction:

“….except as permitted by exemptive order, SEC releases, no-action letters or similar relief or interpretations (collectively, the “1940 act Laws, Interpretations and Exemptions”).”

Please elaborate on what this means with respect to each restriction where it appears. This elaboration or explanation can appear after the recitation of the fundamental investment restrictions.

Response: The SAI has been revised to include relevant explanations.

35. Comment: In Part of the SAI, in the section entitled “Investment Restrictions,” please confirm with respect to the second paragraph underneath fundamental investment restriction number 5, that this paragraph is intended to apply to fundamental investment restriction number 6. If so, please relocate this paragraph so that it clearly applies to fundamental investment restriction number 6.

Response: The SAI has been revised in response to this comment.

36. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” there is disclosure which states that: “As a matter of non-fundamental policy, the Funds may not…1. [i]nvest in securities of other investment companies, except as permitted by the 1940 Act and the rules thereunder….” Please explain what is meant by “…except as permitted by the 1940 Act and the rules thereunder….”

Response: The SAI has been revised to include relevant explanations.

37. Comment: In Part II of the SAI, in the section entitled “Purchase, Redemption and Pricing of Fund Shares,” please consider deleting references to share classes which the Funds do not presently offer.

Response: The Registrant has reviewed the disclosure and submits that no changes are necessary. Currently, the SAI disclosure for this section is shared among all of the PGIM Investments retail funds.

COMMENTS ON PRUDENTIAL UNCONSTRAINED BOND FUND SAI:

38. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” in the disclosures pertaining to the Fund’s fundamental investment restrictions, please number the fundamental policy relating to the Fund’s ability to make loans, so that it is clearer to an investor that this policy is a fundamental policy of the Fund.

Response: The SAI has been revised in response to this comment.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel